June 26, 2015

FILED ON EDGAR
Larry Spirgel
Assistant Director
United States Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

RE:      AMERICATOWNE, INC.
             FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2014, AS AMENDED
             FILED APRIL 16, 2015
             FORM 10-Q FOR FISCAL QUARTER ENDED MARCH 31, 2015, AS AMENDED
             RESPONSE DATED JUNE 19, 2015
             FILE NO. 000-55206

Dear Mr. Spirgel:

This letter is in response to your June 23, 2015 comment letter to Alton Perkins, Chairman of the Board, Chief Executive Officer and President for AmericaTowne, Inc. (the "Company"). I have been retained by the Company to respond to your comments and to subsequently amend the above-referenced filings; however, please continue to communicate directly with Mr. Perkins in the ordinary course, and please feel free to contact me with any follow up questions or comments.

Form 10-K/A for Fiscal Year Ended December 31, 2014

General

1.      We note your responses to comments 5-14. We understand that you will comply with these comments through an amendment to your Form 10-K.

Response: The Company agrees.

Item 1. Business

2.      We note your response to prior comment 1. Please provide us with specific revisions you intend to include both here, and in your amended Form S-1, in response to this comment. We may have further comment upon reviewing your response.

Response: The Company intends on incorporating its prior response to the Commission's original comment regarding its business. To the extent the Commission deems it necessary to expand on the aspirational nature of its business plan, the Company suggests including the following sentence prior to setting forth its mission statement: "As with any business plan that is aspirational in nature, there is no assurance we will be able to accomplish all of our objective or that we will be able to meet our financing needs to accomplish our objectives."

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Revenues and Cost of Sales, page 47

3.      We note your response to comment 3 and Note 1, Revenue Recognition, on page 7. You disclose in Note 1 that service fee revenues are recognized on a net basis. Please tell us why the costs of revenues of $52,113 related to the Service Provider Agreement with Yilaime Corporation are not netted with the related revenue.

Response: Pursuant to ASC 605-45-45, in order to recognize the recording of revenue based on a net basis, the Company will amend its subject Form 10-Q/A and Form 10-K to reflect revenue equal to $141,921, which accounts for $194,034 in service fee revenues minus $52,113 for the costs of revenues.

Cash Provided by Operating Activities, page 49

4.      We note your response to comment 4. Please include the discussion in your response for your plans for the next twelve months.

Response: The Company will amend its subject Form 10-K to include the following disclosure:

Plan of Operation and Cash Requirements

The Company anticipates that its expenses over the next twelve months will be approximately $900,000 as described in the table below. These estimates may change significantly depending on the nature of our business activities and our ability to raise capital from our shareholders or other sources.

Description	Potential Completion Date	Estimated Expenses ($)
Trade Center Operations	12 months	350,000
Salaries	12 months	25,000
Utility expenses	12 months	25,000
Investor relations costs	12 months	80,000
Marketing expenses	12 months	300,000
Professional fees	12 months	60,000
Other administrative expenses	12 months	60,000
Total		900,000

Our other administrative expenses for the year will consist primarily of transfer agent fees, bank and interest charges and general office expenses. The professional fees are related to our regulatory filings throughout the year and include legal, accounting and auditing fees.

Based on our planned expenditures, we will require approximately $900,000 to proceed with our business plan over the next twelve months. If we secure less than the full amount of financing that we require, we will not be able to carry out our complete business plan and we will be forced to proceed with a scaled back business plan based on our available financial resources.

We intend to raise the balance of our cash requirements for the next twelve months from private placements, shareholder loans or possibly a registered public offering (either self-underwritten or through a broker-dealer). If we are unsuccessful in raising enough money through such efforts, we may review other financing possibilities such as bank loans. At this time we do not have a commitment from any third-party to provide us with financing. There is no assurance that any financing will be available to us or if available, on terms that will be acceptable to us.

Even though we plan to raise capital through equity or debt financing, we believe that the latter may not be a viable alternative for funding our operations as we do not have sufficient tangible assets to secure any such financing. We anticipate that any additional funding will be in the form of equity financing from the sale of our common stock. However, we do not have any financing arranged and we cannot provide any assurance that we will be able to raise sufficient funds from the sale of our common stock to finance our operations. In the absence of such financing, we may be forced to abandon our business plan.

Form 10-Q/A for Fiscal Quarter Ended March 31, 2015

General

5.      We note your response to comments 15-19. We understand that you will comply with these comments through an amendment to your Form 10-Q.

Response: The Company agrees.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

6.      We note your response to comment 20. Please provide your discussion pursuant to Item 303(b) of Regulation S-K including your results of operations for the quarter ended March 31, 2015, and your liquidity and capital resources. Your response provides description of your business plan as well as uncertainties in the future, but does not address your current financial condition or results of operations.

Response: The Company will amend its subject Form 10-Q/A and Form 10-K to include the following disclosure:

Results of Operations for the Three Months Ended March 31, 2015

Our operating results for the three months ended March 31, 2015 are summarized as follows:

Three months ended March 31, 2015
Revenues	$179,425

Operating Expenses	$145,123

Net Income	$34,302

Revenues

During the first quarter of 2015, the Company had sales of $179,425. In 2015, the Company's sales consisted of $129,425 in primarily Export Service Agreements, and $50,000 in services to related parties. We can make no assurances that we will find commercial success in any of our revenue producing contracts. We are a new company and thus have very limited experience in sales expectations and forecasting. We also have not fully discovered any seasonality to our business as we began operations in the second quarter of 2015.

Operating Expenses

Our expenses for the three months ended March 31, 2015 are outlined in the table below:

March 31, 2015
Current Assets	$277,838
Current Liabilities	$44,160
Working Capital	$233,678

Three months ended March 31, 2015
General and administrative	$128,409
Professional fees	$16,714
Total operating expenses	$145,123

Our operating expenses are largely attributable to office, rent and professional fees related to our reporting requirements as a public company and preparing our Form S-1 Registration Statement.

Net Income

As a result of our operations, the Company reported net income after tax obligations of $34,302 for the first Quarter of 2015.

Liquidity and Capital Resources

Working Capital

Three months ended March 31, 2015
Net cash provided by operating activities	$2,520
Cash used in investment activities	$6,932
Increase (Decrease) in cash	$(4,412)

Cash Provided by Operating Activities

Our net profit for the three months ended March 31, 2015, was the main contributing factor for our positive operating cash flow.

Cash Used in Investing Activities

We spent $6,932 on fixed assets for the three months ended March 31, 2015.

Please feel free to contact me with any further comments or questions.

Very truly yours,
PAESANO AKKASHIAN, PC

/s/Anthony R. Paesano
Anthony R. Paesano

[Statement of Chairman of the Board and President on Next Page]

Statement of Chairman of the Board and President

(a) The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(b) Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c) The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Alton Perkins
Alton Perkins
Chairman of the Board
President